UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 23, 2021, Connect Biopharma Holdings Limited (the “Company”) announced the appointment of Jiang Bian as General Counsel and Chief Compliance Officer, effective as of August 20, 2021. Prior to joining the Company, Mr. Bian had served as Senior Counsel at Guardant Health Inc., a diagnostics company, which he joined in 2018. Prior to this role, Mr. Bian was an associate at Shartsis Friese LLP, where his practice focused on corporate matters and technology licensing transactions. Previously, Mr. Bian served as Senior Counsel at Pieris Pharmaceuticals, Inc., a biotechnology company. Mr. Bian holds an LL.B. from Southwest University of Political Science and Law, Chongqing, China and a J.D. and an LL.M. in Intellectual Property, both from George Washington University Law School.

Additionally, on August 23, 2021, the Company announced the appointment of Jean Liu to the Company’s board of directors (the “Board”) to fill the vacancy created by the resignation of Jinghua (Jennifer) Jin. Ms. Liu will serve as a member of the Nominating and Corporate Governance Committee of the Board. Ms. Liu is the General Counsel and Executive Vice President, Legal Affairs at Seagen Inc., a global, multi-product biotechnology company, where she has served since 2014. Previously, Ms. Liu served as the Vice President of General Counsel at Halozyme Therapeutics, Inc. and as the Chief Legal Officer and Corporate Secretary at Durect Corporation. Earlier in her career, Ms. Liu was an attorney at Pillsbury, Madison & Sutro LLP (now Pillsbury Winthrop Shaw Pittman LLP) and Venture Law Group, where she advised on technology transfer, licensing, patents, and copyright and trademark litigation. Ms. Liu holds a B.S. in Cellular and Molecular Biology from the University of Michigan, an M.S. in Biology from Stanford University, and a J.D. from Columbia University.

The information in the first two paragraphs under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-254524).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2021	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Eric Hall
Name: Eric Hall
Title: Interim Chief Financial Officer